UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 16, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 5.02 — DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(e)   On July 16, 2008, the Board of Directors of Calpine Corporation (the "Company") approved an amendment to its employment agreement with Gregory L. Doody, the Company's Executive Vice President, General Counsel and Secretary, extending the current term of his employment until November 30, 2008. In accordance with the Company's objective of reducing the number of its employment agreements following its emergence from bankruptcy, the Company simultaneously delivered to Mr. Doody a notice of its intent not to renew his employment agreement beyond November 30, 2008, and confirmed the Company's intent that Mr. Doody continue thereafter in the Company's employ on an at-will basis as the Company's Executive Vice President, General Counsel and Secretary.

The foregoing description is qualified in its entirety by reference to the full text of Mr. Doody's employment agreement and the above-described amendment, filed herewith as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
10.1	Employment Agreement, dated June 19, 2006, between the Company and Gregory L. Doody (incorporated by reference to Exhibit 10.5.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007).†
10.2	Amendment, dated as of July 16, 2008, to Employment Agreement, dated June 19, 2006, between the Company and Gregory L. Doody.*†

_____

*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Gregory L. Doody
Name: Gregory L. Doody
Title: Executive Vice President, General Counsel and Secretary

Date: July 22, 2008

3

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement, dated June 19, 2006, between the Company and Gregory L. Doody (incorporated by reference to Exhibit 10.5.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007).†
10.2	Amendment, dated as of July 16, 2008, to Employment Agreement, dated June 19, 2006, between the Company and Gregory L. Doody.*†

_____

* Filed herewith.

† Management contract or compensatory plan or arrangement.

EXHIBIT 10.2

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment, dated as of July 16, 2008 (this "Amendment"), to the Employment Agreement between Calpine Corporation (the "Company") and Gregory L. Doody (the "Executive"), dated June 19, 2006 (the "Employment Agreement"). Terms not otherwise defined herein shall have the meaning ascribed to them in the Employment Agreement.

W I T N E S S E T H

WHEREAS, the parties hereto desire to amend the Employment Agreement as hereinafter set forth.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in the Employment Agreement, as amended hereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Notwithstanding anything to the contrary set forth in the Employment Agreement, including Section 1 thereof, the current renewal term of Executive's employment by the Company under the Employment Agreement shall expire on November 30, 2008.

2. This Amendment (including its validity, interpretation, construction, and performance) shall be governed by the laws of the State of New York, without regard to any concerning conflicts or choice of law that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

3. Except as expressly amended and supplemented hereby, the Employment Agreement remains in full force and effect.

4. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed by them or their duly authorized representatives as of the date first written above.

CALPINE CORPORATION

By: /s/ Robert P. May
      Name: Robert P. May
      Title: Chief Executive Officer

GREGORY L. DOODY

/s/ Gregory L. Doody

[SIGNATURE PAGE TO AMENDMENT TO EMPLOYMENT AGREEMENT]